Exhibit 23.2

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM’S CONSENT

We consent to the inclusion in this Registration Statement of LAB123, Inc. (A Development Stage Company) on Form SB-2 of our report dated September 21, 2006 which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the balance sheet, and the related statement of operations, changes in stockholder’s deficiency and cash flows of LAB123, Inc. (A Development Stage Company) as of August 31, 2006, and for the period from August 25, 2006 (Date of Inception) through August 31, 2006 which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum & Kliegman LLP

Marcum & Kliegman LLP
New York, NY
September 21, 2006